SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached are the Company’s Interim Financial Statements for the six-month period ended June 30, 2005.

VIRYANET LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005

U.S. DOLLARS IN THOUSANDS

UNAUDITED

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2005	December 31, 2004
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,887	$$2,943
Trade and unbilled receivables (net of allowance for doubtful accounts of $ 52 as of June 30, 2005 and as of December 31, 2004)	1,621	1,446
Other accounts receivable and prepaid expenses	799	918

Total current assets	4,307	5,307

SEVERANCE PAY FUND	754	735

PROPERTY AND EQUIPMENT, NET	326	310

GOODWILL	6,516	6,516

CUSTOMER RELATIONSHIP, NET	1,234	898

TECHNOLOGY AND OTHER, NET	1,191	632

Total assets	$14,328	$$14,398

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30, 2005	December 31, 2004
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$1,860	$1,513
Current maturities of long-term bank loan	785	1,045
Current maturities of long-term loan from related party (Note 1b)	230	—
Trade payables	918	1,118
Deferred revenues	2,752	2,729
Other accounts payable and accrued expenses	2,339	2,334

Total current liabilities	8,884	8,739

LONG-TERM LIABILITIES:
Long-term bank loan	—	261
Convertible note	2,500	2,500
Accrued severance pay	1,214	1,220
Long-term loan from related party (Note 1b)	115	—

Total long-term liabilities	3,829	3,981

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 1.0 par value—Authorized: 11,000,000 at December 31, 2004 and June 30, 2005; Issued and outstanding: 5,413,892 shares at December 31, 2004 and 6,380,211 shares at June 30, 2005, respectively	1,532	1,312
Additional paid-in capital	110,674	108,511
Deferred stock compensation	(24)	(50)
Accumulated other comprehensive loss	(367)	(348)
Accumulated deficit	(110,200)	(107,747)

Total shareholders’ equity	1,615	1,678

Total liabilities and shareholders’ equity	$14,328	$14,398

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,
	2005	2004
	Unaudited
Revenues
Software licenses	$1,442	$2,373
Maintenance and services	5,692	4,590

Total revenues	7,134	6,963

Cost of revenues:
Software licenses	165	228
Maintenance and services	3,702	3,164

Total cost of revenues	3,867	3,392

Gross profit	3,267	3,571

Operating expenses:
Research and development	1,380	928
Selling and marketing (*)	2,812	2,135
General and administrative (*)	1,304	990

Total operating expenses	5,496	4,053

Operating loss	(2,229)	(482)
Financial expenses, net (*)	(224)	(45)

Net loss	$(2,453)	$(527)

Basic and diluted net loss per share	$(0.41)	$(0.12)

Weighted average number of shares used in computing basic and diluted net loss per Ordinary Share	5,917,068	4,504,178

(*) The breakdown of stock-based compensation over expenses is as follows:
Selling and marketing	$24	$16
General and administrative	43	31
Financial expenses	22	14

Total	$89	$61

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands, except share data

	Ordinary shares			Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total Shareholders’ equity
	Number	Amount
Balance as of January 1, 2005	5,413,892	$1,312		$108,511	$(50)	$(348)	$(107,747)		$1,678
Issuance of shares, net of issuance expenses	581,659	133		1,189					1,322
Issuance of shares, in connection with interest expenses and waivers related to the convertible debenture	110,643	25		268	—	—	—		293
Issuance of shares in connection with the acquisition of eWise, net	273,267	62		602	—	—	—		664
Exercise of stock options	750	*	)	1	—	—	—		1
Compensation related to warrants granted to consultants	—	—		41	—	—	—		41
Compensation related to warrants granted to a bank	—	—		62	—	—	—		62
Amortization of deferred stock compensation	—	—		—	26	—	—		26
Comprehensive loss:
Foreign currency translation adjustments	—	—		—	—	(19)	—	(19)	(19)
Net loss	—	—		—	—	—	(2,453)	(2,453)	(2,453)

Total comprehensive loss								$(2,472)

Balance as of June 30, 2005	6,380,211	$1,532		$110,674	$(24)	$(367)	$(110,200)		$1,615

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2005	2004
	Unaudited
Cash flows from operating activities:
Net loss	$(2,453)	$(527)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	288	400
Accrued severance pay, net	(25)	10
Amortization of deferred stock compensation to employees	26	26
Amortization of compensation related to warrants to a bank	22	14
Interest expenses paid in shares	141	—
Compensation related to warrants to consultants	41	21
Decrease (increase) in trade receivables and unbilled receivables	(109)	307
Decrease (increase) in other accounts receivable and prepaid expenses	159	(14)
Increase (decrease) in trade payables	(199)	237
Increase (decrease) in deferred revenues	20	(54)
Decrease in other accounts payable and accrued expenses	(106)	(407)
Other	(1)	—

Net cash provided by (used in) operating activities	(2,196)	13

Cash flows from investing activities:
Purchase of property and equipment	(57)	(98)
Acquisition of e-Wise (a)	—	—

Net cash used in investing activities	(57)	(98)

Cash flows from financing activities:
Short-term bank credit, net	399	(908)
Repayment of short-term bank credit and long-term loan	(534)	(531)
Proceeds from issuance of share capital, net	1,332	—
Issuance expenses paid in connection with issuance of share capital from prior year	—	(168)
Proceeds from exercise of stock options	1	41

Net cash provided by (used in) financing activities	1,198	(1,566)

Effect of exchange rate on cash and cash equivalents	(1)	(19)

Decrease in cash and cash equivalents	(1,056)	(1,670)
Cash and cash equivalents at the beginning of the period	2,943	5,087

Cash and cash equivalents at the end of the period	$1,887	$3,417

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2005	2004
	Unaudited
Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest	$59	$59

Supplemental disclosure of non-cash investing and financing activities:
Conversion of accrued interest expenses and waivers related to the convertible note to shares	$152	$—

Compensation related to warrants to a bank	$62	$—

Compensation related to options and warrants to consultants	$42	$—

(a) Acquisition of e-Wise

In June 2005, the Company, through its Australian subsidiary acquired assets and assumed liabilities of e-Wise. The estimated net fair value of the assets acquired and liabilities assumed as of the date of acquisition was as follows:

Six months ended June 30, 2005

Working capital, excluding cash and cash equivalents	$(11)
Assumption of unsecured debt related to the acquisition of e-Wise	345
Property and equipment	(31)
Current technology	(690)
Customer relationship	(420)
Goodwill	60
Less - amounts acquired by issuance of shares	664
Less- accrued transaction costs	83

$—

The accompanying notes are an integral part of the consolidated financial statements.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE	1:- GENERAL

a.	Interim unaudited financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States relating to interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the consolidated balance sheets, operating results and cash flows for the periods presented. Operating results for the six months ended June 30, 2005, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2005.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s 2004 Annual Report on Form 20-F.

b.	Acquisition of e-Wise:

On June 15, 2005, the Company, through its newly wholly-owned Australian subsidiary, ViryaNet Pty Ltd. (“ViryaNet Australia”), acquired substantially all of the assets of privately-held e-Wise Solutions (“e-Wise”). e-Wise, based in Melbourne, Australia, develops and implements front-office automation solutions for mobile and desktop platforms for large organizations in the utility, government, and oil and gas services market segments, across Australia, New Zealand, and the Asia Pacific region. Through ViryaNet Australia, the Company acquired substantially all of the assets of e-Wise, including intellectual property rights, and assumed certain customer and partnership agreements. The acquisition of e-Wise provides the Company with an installed base of customers and talented organization in Australia to expand its presence in the Asia Pacific region. The aggregate purchase price for this transaction consisted of issuance of 273,267 of the Company’s Ordinary shares (estimated fair value of $ 664), assumption of approximately $ 345 of unsecured debt, and transaction expenses of approximately $ 83. Additional consideration of up to $ 700 in unregistered Ordinary shares may be paid to e-Wise in 2006 based on the achievement of certain performance objectives for 2005, (the “Contingent Consideration”). See also Note 3a.

The Company determined the fair value of the issued shares using Emerging Issues Task Force No. 99-12 “Determination of the Measurement Date For the Market Price of Acquirer Securities Issued in a Purchase Business Combination” (“EITF No. 99-12”). According to EITF No. 99-12 the fair value is determined based on the average market price of the Company’s Ordinary shares two days before and after the transaction date.

The operations of e-Wise are included in the consolidated statements from the date of acquisition.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE	1:- GENERAL (Cont.)

The acquisition was accounted for under the purchase method of accounting, in accordance with Statement of Financial Accounting Standard No. 141 “Business Combinations” (“SFAS No. 141”), and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the estimated fair value of the net assets acquired over the purchase price has been recorded as negative goodwill, as it was a liability. In accordance with SFAS No. 141, the Company will record the excess of the fair value of the Contingent Consideration issued over the amount recognized as a liability as additional cost of the acquired assets (goodwill).

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Current assets	$133
Property and equipment	31
Technology	690
Customer relationship	420

Total assets acquired	1,274

Current liabilities	(122)
Negative goodwill	(60)

Total liabilities assumed	(182)

Net assets acquired	$1,092

The following represents the unaudited pro-forma results of operations from January 1, 2005 to June 30, 2005 assuming that the e-Wise acquisition had been consummated as of January 1, 2005:

Revenues	$7,457

Net loss	$2,952

Basic and diluted net loss per share	$0.50

The pro-forma financial information is not necessarily indicative of the consolidated results that would have been attained had the acquisition taken place at the beginning of 2005, nor is it necessarily indicative of future results.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE	2:- SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these financial statements are identical to those applied in the preparation of the latest annual financial statements.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Concentrations of credit risk:

From time to time, the Company sells certain of its accounts receivable to financial institutions, within the normal course of business. Where receivables are sold without recourse to the Company, the relevant receivable is de-recognized and cash recorded. Where receivables are sold with full or partial recourse to the Company, the receivable is not de-recognized and a liability reflecting the obligation to the financial institution is recorded within short-term bank credit until the Company’s liability is discharged through the financial institution receiving payment from the Company.

d.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, in accounting for its employee stock option plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

The expenses related to stock-based employee compensation included in the determination of net income for the six months periods ended June 30, 2005 and 2004 is less than that which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS No. 123. If the Company and its subsidiaries had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original effective date, pro forma net income, pro forma stock based compensation expense and pro forma basic and diluted net income per share would be as follows:

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE	2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Six months ended June 30,
	2005	2004
	Unaudited
Net loss as reported	$(2,453)	$(527)
Add—stock-based compensation expense determined under intrinsic value method for all awards	26	26
Deduct—stock-based compensation expense determined under fair value method for all awards	255	225

Pro forma net loss	2,682	$726

Basic and diluted net loss per share, as reported	$(0.41)	$(0.12)

Pro forma basic and diluted net loss per share	$(0.45)	$(0.16)

For purposes of pro-forma disclosure, compensation expense is amortized over the options’ vesting period, on an accelerated basis.

The fair value of stock options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for the six months periods ended June 30, 2004 and 2005:

	Six months ended June 30,
	2005	2004
	Unaudited
Risk free interest rate	4.0%	3.5%
Dividend yields	0%	0%
Volatility	1.58	0.8
Expected life (in years)	3	4

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”), with respect to options issued to non-employees. SFAS No. 123 requires the use of an option valuation model to measure the fair value of the options at the date of grant. All options granted to non-employees are fully vested at the date of grant.

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE	2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Recently issued accounting pronouncements:

FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS 123(R)”) (See Note 2 to the Company’s annual financial statements), was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the United States Securities and Exchange Commission (“SEC”) delayed effectiveness of FAS 123(R) for companies with fiscal years ending December 31 (such as the Company) to January 1, 2006.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). SAB 107 provides the SEC staff’s position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107; however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued FASB Statement No.154, “Accounting Changes and Error Corrections: a replacement of APB Opinion No.20 (“APB 20”) and FASB Statement No.3” (“SFASNo.154”) which requires companies to apply voluntary changes in accounting principles retrospectively whenever it is practicable. The retrospective application requirement replaces APB20’s requirement to recognize most voluntary changes in accounting principle by including the cumulative effect of the change in net income during the period the change occurs. Retrospective application will be the required transition method for new accounting pronouncements in the event that a newly-issued pronouncement does not specify transition guidance. SFAS No.154 is effective for accounting changes made in fiscal years beginning after December 15, 2005

NOTE	3:- SUBSEQUENT EVENTS

a.	On July 5, 2005, the Company signed an amendment to the agreement with e-Wise under which the Company received an option to pay 90% of the Contingent Consideration at any time before October 15, 2005, as satisfaction of its payment obligation in connection with such Contingent Consideration. On August 9, 2005, the Company exercised its option and issued 282,511 of its Ordinary shares, calculated based on the average of the closing price of the Company’s Ordinary shares on The Nasdaq Capital Market for the 25 trading days prior to the issuance date of such Ordinary shares (estimated fair value of $604 as determined by applying EITF No. 99-12) as the second component of consideration for the acquisition of e-Wise’s business. In accordance with SFAS No. 141, the Company recorded the excess of the fair value of the Contingent Consideration issued over the amount recognized as a liability as additional cost of the acquired company (goodwill).

VIRYANET LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE	3:- SUBSEQUENT EVENTS (Cont.)

b.	On August 8, 2005 the Company completed a financing transaction with an existing shareholder, LibertyView Special Opportunities Fund, L.P. (“LibertyView”). The transaction included an equity investment of $700 at a price of $2.10 per Ordinary share with warrants to purchase up to 116,666 Ordinary shares at an exercise price of $2.10 per Ordinary share, and an increase in the amount of the existing $2,500 convertible loan with LibertyView to $2,980. The fixed conversion price for the entire value of the convertible loan has been adjusted to $2.205 per Ordinary share, and may be converted to Ordinary shares at the discretion of LibertyView at any time during the term of the loan. The convertible loan bears interest of 7.5%, payable quarterly in cash, and is eight years in duration. LibertyView has the option to request earlier repayment during fixed time periods beginning in July of 2008. The Company has agreed to file a registration statement with the SEC covering the Ordinary shares from the equity investment and related warrants and the resale of the Ordinary shares, which may be issued upon conversion of the convertible loan in accordance with the fixed conversion price explained above, subject to certain terms and conditions.

c.	On September 28, 2005 the Company completed a financing transaction with a group of new financial investors. The transaction includes an equity investment of $500 at a price of $ 2.10 per Ordinary share and a convertible loan of $500 at a fixed conversion price of $2.205 per Ordinary share. In addition, as part of the transaction, the investors received warrants to purchase an aggregate of up to 162,699 Ordinary shares at an exercise price of $2.10 per Ordinary share. The convertible loan bears interest of 7.5%, payable quarterly in cash or Ordinary shares. The convertible loan becomes due in one year, and the Company has the option to pay the loan at face value for cash or compel conversion into Ordinary shares. The Company has agreed to file a registration statement with the SEC covering the Ordinary shares from the equity investment and related warrants and the resale of the Ordinary shares which may be issued upon conversion of the convertible loan in accordance with the fixed conversion price explained above, subject to certain terms and conditions.

d.	On December 22, 2005, the Company restructured its debt arrangement with Bank Hapoalim by converting $1,800 of outstanding short-term borrowings to long-term debt payable in twenty-four quarterly installments of $75 with the first payment due on April 1, 2006, and with interest payable quarterly at a rate of LIBOR plus 2.25%. In addition, the bank covenant requiring the Company to maintain a $2,000 quarterly cash balance in its accounts beginning January 1, 2006 has been modified such that (i) the Company’s cash balance on January 1, 2006 shall not be less than $1,000, and (ii) the Company’s cash balance on a quarterly basis beginning July 1, 2006 shall not be less than $1,000. The Company has also established a revolving line of credit with Bank Hapoalim for approximately $415 with interest payable quarterly at a rate of LIBOR plus 2.25%. In connection with this debt restructuring, the Company issued to Bank Hapoalim 30,000 Ordinary shares in consideration for the par value.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements for the quarter ended June 30, 2005, and notes thereto together with our audited consolidated financial statements filed with the securities and exchange commission on the Company`s annual report on Form 20-F for the year ended December 31, 2004. This “operating and financial review and prospects” section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

Overview

We are a provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. In addition, we provide software applications for spare parts logistics, contract management, and depot repair operations. Our mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes. With ViryaNet Service Hub, our principal product, a service organization can quickly transition its complex field service business processes into a manageable, scalable Internet operation, with goals of increasing efficiency, quality of service, customer satisfaction, customer retention, and profitability. Using ViryaNet Service Hub, our customers can manage the continuum of their service operations, from ensuring that the right person is in the right place at the right time with the right parts and information about the customer, to automating the repair processes utilizing the Web and at the least cost.

During 2004, we acquired Utility Partners, Inc. (“UP”), a provider of mobile workforce management solutions to utility companies. The UP acquisition provides a substantial installed base of utility customers for us to continue to provide professional services and the opportunity to upgrade existing software installations to our ViryaNet Service Hub software product. During 2005, we opened a new wholly-owned subsidiary in Australia, ViryaNet Pty Ltd., and acquired substantially all of the assets of e-Wise Solutions. The establishment of ViryaNet Pty Ltd. and the acquisition of e-Wise provides us with an installed base of customers and talented organization in Australia to expand our presence in the Asia Pacific region.

Results of Operations

The following table describes, for the periods indicated, the percentage of revenues represented by each of the items on our consolidated statements of operations:

	Six Months ended June 30,
	2005	2004
Revenues:
Software license	20.2%	34.1%
Maintenance and services	79.8	65.9

Total revenues:	100.0	100.0
Cost of revenues:
Software licenses	2.3	3.3
Maintenance and services	51.9	45.4

Total costs of revenues:	54.2	48.7
Gross profit:	45.8	51.3

Operating expenses:
Research and development	19.3	13.3
Sales and marketing	39.4	30.7
General and administrative	18.3	14.2
Total operating expenses	77.0	58.2
Operating loss	(31.2)	(6.9)
Financial expenses, net	(3.2)	(0.6)

Net loss	(34.4)	(7.5)

Comparison of Six Months Ended June 30, 2005 to Six Months Ended June 30, 2004

Revenues

Our total revenues increased slightly from $7.0 million for the six months ended June 30, 2004 to $7.1 million for the same period in 2005. Our revenue from software licenses declined by approximately $ 1.0 million in the six months ended June 30, 2005 compared to the same period in 2004; however this decrease was offset by an increase of approximately $1.0 million in our professional services revenue. The services revenue growth came primarily from an increase in our maintenance and support revenue as described below in “Maintenance and Services.”

Software Licenses

Software license revenues decreased by 39% from $2.3 million for the six months ended June 30, 2004 to $1.4 million for the same period in 2005. The decrease of approximately $0.9 million was attributable to our inability to close certain software license transactions when expected during the six months ended June 30, 2005 due to longer or delayed sales cycles, particularly in international markets in which we are more reliant upon the success of channel partners in closing transactions. As a percentage of revenue, software licenses decreased from 34.1% of revenue for the six months ended June 30, 2004 to 20.2% of revenue for the same period in 2005.

Maintenance and Services

Our maintenance and services revenues increased by 24% from $4.6 million for the six months ended June 30, 2004 to $5.7 million for the same period in 2005. The increase of approximately $1.0 million is attributable to the increase in post-contract support revenues due to the growth in the installed base of customers using our software, including customers assumed from our acquisition of UP on July 29, 2004.

Cost of Revenues

Total cost of revenues increased by 14% from $3.4 million for the six months ended June 30, 2004 to $3.9 million for the same period in 2005, as further explained below.

Cost of Software Licenses

The cost of software licenses decreased by 28% from $228,000 for the six months ended June 30, 2004 to $165,000 for the same period in 2005. The decrease was primarily due to the reduction in the amount of software licenses sold for the six months ended June 30, 2005, compared with the same period in 2004.

Cost of Maintenance and Services

The cost of maintenance and services increased by 17% from $3.2 million for the six months ended June 30, 2004 to $3.7 million for the same period in 2004. The increase in the cost of maintenance and services of approximately $0.5 million is attributable to the additional maintenance and services personnel assumed as part of the acquisition of UP. Maintenance and services costs as a percentage of maintenance and services revenues decreased from 69% for the six months ended June 30, 2004 to 65% due to the growth of our post-contract support revenues.

Operating Expenses

Research and Development, Net

Our research and development expenses, increased by 49% from $0.9 million for the six months ended June 30, 2004 to $1.4 million for the same period ended in 2005. The increase in our research and development expenses of approximately $0.5 million was attributable to personnel assumed as part of the UP acquisition and to an increase in investments in the development of new products and the enhancement of existing products. As a percentage of revenues, our net research and development expenses increased from 13.3% for the six months ended June 30, 2004 to 19.3% for the same period in 2005.

Sales and Marketing

Our sales and marketing expenses increased by 32% from $2.1 million for the six months ended June 30, 2004 to $2.8 million for the same period in 2005. The increase in our sales and marketing expenses of approximately $0.7 million was attributable to personnel assumed as part of the UP acquisition along with an increase in sales personnel and programs in support of our installed base customers and expansion of our sales presence in international markets. As a percentage of revenues, our sales and marketing expenses increased from 30.7% for the six months ended June 30, 2004 to 39.4% for the same period in 2005.

General and Administrative

Our general and administrative expenses increased by 33% from $1.0 million for the six months ended June 30, 2004 to $1.3 million for the same period in 2005. This increase of approximately $0.3 million was primarily attributable to an increase in personnel and administrative costs related to the UP acquisition. As a percentage of revenues, our general and administrative expenses increased from 14.2% for the six months ended June 30, 2004 to 18.3% for the same period in 2005.

Financial Expenses, net

Net financial expenses increased from $45,000 from the six months ended June 30, 2004 to $224,000 for the same period in 2005. The increase of $179,000 is primarily attributable to $94,000 of interest expenses on the LibertyView convertible note signed on July 28, 2004, and $68,000 of expenses incurred due to our delay in meeting certain commitments as part of the LibertyView convertible note.

LIQUIDITY AND CAPITAL RESOURCES

On September 19, 2000, we completed our IPO. In this offering, we raised gross proceeds of $32.0 million and issued 400,000 Ordinary Shares at a price of $80.00 per share. Since the time of our IPO and through June 30, 2005, we have financed our operations primarily through cash flow from operations and additional sales of our Ordinary Shares through private placements or incurrence of convertible debt, bank related financings and sale of receivables. Historically, cash flow from operations has not been sufficient to fund operations without the use of these additional financing measures. In February 2005, we raised $1.3 million of cash from a private equity financing transaction.

As of June 30, 2005, we had cash and cash equivalents of $1.9 million compared to $2.9 million on December 31, 2004. The decrease in cash and cash equivalents is attributable to $2.2 million of net cash used in operating and investing activities offset by $1.2 million of net cash provided by financing activities. Since June 30, 2005, we have raised an additional $2.2 million of cash from two separate private placement transactions involving equity financing of $1.2 million and convertible notes of $1.0 million. We believe that our cash and cash equivalents and funds generated from operations will be sufficient to finance our operations for the next twelve months. See “Risk Factors – We may need additional financing and may not be able to raise additional financing on favorable terms or at all.”

On December 22, 2005, we restructured our debt arrangement with Bank Hapoalim by converting our $1.8 million outstanding balance of short-term borrowings to long-term debt payable in twenty-four quarterly installments of $75,000 with the first payment due on April 1, 2006, with interest payable quarterly at a rate of LIBOR plus 2.25%. In addition, the bank covenant requiring that we maintain a $2.0 million quarterly cash balance in our accounts beginning January 1, 2006 has been modified such that (i) our cash balance on January 1, 2006 shall not be less than $1.0 million, and (ii) our cash balance on a quarterly basis beginning July 1, 2006 shall not be less than $1.0 million. We have also established a revolving line of credit for approximately $415,000 with Bank Hapoalim.

SOURCES AND USES OF CASH

Operating Activities

Net cash used in operating activities was $2.2 million for the six months ended June 30, 2005, primarily resulting from our net loss from operations net of depreciation of approximately $2.2 million. For the six months ended June 30, 2004, net cash provided by operating activities was $13,000.

Investing Activities

Net cash used in investing activities was $57,000 for the six months ended June 30, 2005, primarily resulting from the purchase of capital equipment. For the six months ended June 30, 2004, net cash used in investing activities was $98,000 resulting from the purchase of capital equipment.

Financing Activities

Net cash provided by financing activities was $1.2 million for the six months ended June 30, 2005, including $1.3 million of cash raised in a private equity financing transaction. For the six months ended June 30, 2004, net cash used in financing activities was $1.6 million including the repayment of short-term bank credit and long-term bank debt of $1.4 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: December 22, 2005	By:	/S/ ALBERT A. GABRIELLI
Name: Albert A. Gabrielli Title: Chief Financial Officer